SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 4

MACROVISION CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

899690101 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 899690101	13G	Page 2 of 5 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Matthew Christiano ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,900,587 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,900,587

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,587

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 3.9%

12.	Type of Reporting Person* IN

Schedule 13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer: Macrovision Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 1341 Orleans Drive Sunnyvale, CA 94089

Item 2.	(a)	Name of Person Filing: Matthew Christiano

	(b)	Address of Principal Business Office or, if none, Residence: 1530 Meridian Avenue San Jose, CA 95125

	(c)	Citizenship: U.S.A.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 899690101

Item 3.	Not applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

1,900,587, as of December 31, 2003. Includes 1,712,365 shares held by the Christiano Family Trust of which Mr. Christiano is a trustee, 94,111 shares held by the Christiano Trust f/b/o Paul Francis Christiano Trust of which Mr. Christiano is a trustee and 94,111 shares held by the Christiano Trust f/b/o Sarah Ann Christiano Trust of which Mr. Christiano is a trustee.

Schedule 13G	Page 4 of 5 Pages

(b) Percent of class: 3.9%, as of December 31, 2003.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,900,587

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,900,587

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Schedule 13G	Page 5 of 5 Pages

Item 10.	Certification

By signing below I certify that, to the best if my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

/s/ Matthew Christiano

Matthew Christiano